Strasbourg, September 2, 2005
VIA EDGAR (Correspondence)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
RE:   SEC Comment Letter Dated August 5, 2005 (File No. 005-50544)
Dear Mr. Rosenberg:
We have carefully reviewed the comments included in your letter dated August 5, 2005, regarding the Annual Report on Form 20-F for the year ended December 31, 2004, filed by Transgene S.A. (the “Company”) on May 16, 2005 (the “Form 20-F”). The Company’s responses to the Staff’s comments are set out below.
The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.
Item 5 — Operating and Financial Review and Prospects, p.32
1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose the fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
As stated in the “Strategy” section of Item 4 in the Form 20-F, Transgene announced in February 2005 that it is concentrating its resources on a streamlined product portfolio, which consists of three mid-stage development product candidates: the anti-cancer vaccine MVA-MUC1-IL2, the therapeutic vaccine MVA-HPV-IL2 against Human Papilloma virus infection, and the anti-cancer immunotherapy product Ad-IFNγ.
a.   Costs incurred during each period and to date
MVA-MUC1-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 2.9 million, € 3.7 million and € 4.4 million, respectively, of expenses on the development of this product candidate. Transgene incurred approximately € 27 million of expenses on the development of this product candidate since the initiation of the program in 1992 until December 31, 2004.
MVA-HPV-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 1.6 million, € 2.7 million and € 3.8 million, respectively, of expenses on the development of this product candidate. Since the commencement of this program in 1992 until 2004, an estimated € 21 million has been spent on the development of this product candidate.
Ad-IFNγ: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 3.7 million, € 2.5 million and € 2.0 million, respectively, of expenses on the development of this product candidate. An estimated € 13 million has been spent on the project since inception in 1995 until 2004.
The costs stated above include direct costs incurred on the projects in the fields of research, production, intellectual property and clinical trials as well as an allocation of indirect R&D support costs and general and administrative expenses. They do not include costs incurred for the development of production processes which are shared among different projects using the same technology platform (either MVA or Adenovirus vectors).
b and c.   Nature, timing and estimated costs of the efforts to complete the project, and the anticipated completion dates
The MVA-MUC1-IL2 cancer therapeutic vaccine completed Phase II clinical trials in early 2005 and is planned to enter into a randomized, controlled Phase IIb trial at the end of 2005 for the treatment of non-small cell lung cancer, in combination with standard chemotherapy.
The MVA-HPV-IL2 therapeutic vaccine is currently in Phase II clinical trials for the treatment of Cervical Intraepithelial Neoplasia (CIN 2-3).
Ad-IFNγ, a non-specific immunotherapy product candidate for the treatment of primary cutaneous lymphoma, is currently in Phase I/II clinical trials.
We are unable to estimate with any certainty the timing and costs necessary to complete our research and development projects. Clinical development timelines, likelihood of success and total development costs vary widely and unpredictably for biotechnology product candidates such as ours. As disclosed in the Risk Factor section in Item 3 of the Form 20-F, our business involves significant uncertainties that make it very difficult, if not impossible, to provide reliable estimates on timing and costs to project completion. For example, our potential products must undergo further rigorous clinical testing and regulatory approvals, which could substantially delay or prevent us from marketing any products. These approval processes are typically lengthy and expensive, and approval is never certain. Clinical trials duration and costs are contingent upon the number of patients required, the patient follow-up time, the patient enrolment rate and speed, and the substantive results of the clinical trials cannot be predicted. Our business is also subject to uncertainties associated with obtaining and enforcing patent rights and competition from other products. Furthermore, we intend to enter into collaborative agreements with third parties for the development and commercialisation of MVA-MUC1-IL2 and MVA-HPV-IL2. In such cases, the development duration and costs would largely be under the control of these third parties and not under Transgene’s.
d.   risks and consequences of failure to complete project on a timely basis
As indicated above and in the Risk Factor section of the Form 20-F, it is not possible to provide reliable estimates of the time necessary to complete our research and development projects, particularly since the results of clinical testing, changes in the regulatory environment, developments regarding relevant patents and total capital requirements are so unpredictable.
Nevertheless, if important potential collaborators judge that Transgene is unable to successfully complete its development projects in a timely manner, Transgene may not be able to enter into collaborative agreements. As a result, Transgene’s capital requirements would significantly increase and it would suffer an adverse impact on liquidity by placing a greater burden on the Company’s cash resources.
e.   timing for material net cash inflows
As stated in the Risk Factor section of the Form 20-F, there is no certainty that any products which we are currently developing will demonstrate adequate therapeutic efficacy or achieve commercial use. As a result, we do not expect to generate material net cash inflows from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.
2.   Statement on page 8 regarding technology license agreements
On page 8, you disclosed that some of your technology license agreements require you to achieve development milestones and provide for penalties in the event you cannot demonstrate sufficient efforts to reach the milestones. Please tell us whether it is reasonably likely that achieving these milestones or incurring these penalties would have a material impact on your results of operations, liquidity or financial position. If so, please disclose the nature, timing, likelihood, and amounts of these milestones and penalties, consistent with Section IV of FR-72.
In the risk factor disclosure your comment refers to, we indicate that, in some technology agreements, we may be required to achieve development milestones and that we may face penalties if we cannot demonstrate “sufficient efforts” to achieve the milestones. These agreements represent generally a contractual obligation to diligently pursue the development of the licensed technology. As we disclose in the Form 20-F, if we would fail to achieve the development milestone or to comply with our obligation of diligence, we would not incur direct monetary penalties but rather would face termination of the license agreement, if no extension can be obtained from the licensor.
We believe that it is very unlikely that we would not be able to demonstrate sufficient efforts in the development of our product candidates. However, should this happen, we may have to cease the development of our product candidate which was using the licensed technology or redesign part of the product or process involved, causing delays and additional costs. However, we cannot estimate in advance with any reasonable accuracy the extent of these delays and costs, since they would depend on the precise nature of the technology involved.

In connection with our responses to your comments above, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone +33 3 88 27 91 02, fax +33 3 88 27 91 11 or e-mail at poncet@transgene.fr.
Sincerely,
Philippe Poncet
Chief Financial Officer